Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 23, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40 F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on February 22, 2005, entitled “CHANGE IN US GAAP ACCOUNTING FOR INTANGIBLE ASSETS – NO IMPACT ON VODAFONE’S RESULTS UNDER UK GAAP OR IFRS ”.

22 February 2005

CHANGE IN US GAAP ACCOUNTING FOR INTANGIBLE ASSETS – NO IMPACT ON VODAFONE’S RESULTS UNDER UK GAAP OR IFRS

As previously announced, on 29 September 2004 the Staff of the United States Securities and Exchange Commission (“SEC”) announced new guidance on the interpretation of accounting principles generally accepted in the United States (“US GAAP”) in relation to accounting for intangible assets.

The new SEC guidance does not affect Vodafone Group Plc’s (“Vodafone”) results, cash flows, or the carrying values of any of its assets under UK GAAP or, in the future, under IFRS. Furthermore, the Group’s dividend distribution policy and share purchase programme are unaffected by the new SEC guidance.

Historically, under US GAAP, Vodafone has assigned to mobile licences the residual purchase price in business combinations in excess of the fair values of all assets and liabilities other than mobile licences and goodwill.  This approach has been on the basis that mobile licences were indistinguishable from goodwill.

For US GAAP purposes only, the adoption of the new SEC guidance requires Vodafone to distinguish between mobile licences and goodwill.  However, the new guidance does not permit the amount historically recorded as mobile licences to be subsequently reallocated between mobile licences and goodwill.  This has resulted in a reduction of the carrying value of Vodafone’s indirect interest in the Verizon Wireless licences under US GAAP of £6.2 billion, net of £5.2 billion related tax.

Consequently, the reduction in the carrying value of Vodafone’s investment in Verizon Wireless under US GAAP was not as a result of a change in Vodafone’s view of the financial prospects of Verizon Wireless.

- ends -

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310
Tavistock Communications
Lulu Bridges
John West
Tel: +44 (0) 20 7920 3150

Notes to editors:

For US GAAP reporting, Vodafone and certain other telecom and media companies have historically used the residual method to assign values to licences in business combinations and, since the adoption of FASB Statement No. 142 Goodwill and Other Intangibles Assets (Statement 142), in impairment testing of indefinite lived intangible assets.  Under the residual method, Vodafone has assigned to mobile licences the residual purchase price in business combinations in excess of the fair values of all assets and liabilities other than mobile licences and goodwill.

In their announcement, the SEC Staff stated that the residual method of accounting for intangible assets should no longer be used.  The new guidance requires a direct method of valuation where assets are valued separately and without reference to other assets or liabilities.  On transition to the new rules, the guidance requires Vodafone to carry its indirect interest in the Verizon Wireless licences at the lower of the current carrying value and the fair value of the licences determined using a direct valuation method.

Vodafone performed its transitional impairment test as of 1 January 2005 and recorded a transitional reduction of its indirect interest in the Verizon Wireless licences of £6.2 billion, net of £5.2 billion tax, which will be shown as a cumulative effect of change in accounting principle in its Annual Report on Form 20-F for the year ending 31 March 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 23, 2005	By:	/s/	S R SCOTT
	Name:		Stephen R. Scott
	Title:		Company Secretary